Exhibit 1

Veradace Partners Reminds Tiptree Shareholders to Vote AGAINST Management’s Self-Interested Sale of Fortegra

Board Failed to Comprehensively Review All Available Options to Maximize Shareholder Value

No Urgent Need to Accept an Inferior Transaction Because Fortegra Is Projected to Have Increased Capitalization Going Forward

TIPT Already Collapsed ~23% Since Deal Announcement – Limited Further Downside Risk from Rejecting This Value-Destructive Sale

Management’s History of Extracting Value from Tiptree Shareholders Persists with a Deal Structured to Continue Excessive Compensation While Shareholders Get Nothing

DALLAS--(BUSINESS WIRE)--Veradace Partners L.P. (collectively with its affiliates, “Veradace” or “we”), a significant shareholder of Tiptree Inc. (Nasdaq: TIPT) (“Tiptree” or the “Company”), with beneficial ownership of 5.1% of the outstanding common stock, today issued the following letter to fellow TIPT shareholders regarding its opposition to the proposed sale (the “Proposed Sale”) of the Fortegra Group (“Fortegra”) to DB Insurance (“DB Insurance”).

Veradace urges shareholders to vote AGAINST the Proposed Sale at the Company's Special Meeting of Stockholders (the “Special Meeting”) scheduled for December 3, 2025.

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Fellow Shareholders,

Veradace has been a constructive, long-term investor in Tiptree since 2019. We invested because the Company offered exposure to Fortegra, its most valuable and profitable asset, which presently accounts for over 90% of Tiptree’s total value.

As the December 3rd Special Meeting approaches, we want to reiterate our strong opposition to the Proposed Sale of Fortegra. In our view, the transaction:

●	resulted from a rushed and incomplete process that was motivated by management and the Board’s desire to divert the proceeds away from shareholders
●	relies upon an unjustifiably weak fairness opinion that acknowledges the transaction price is hundreds of millions of dollars below fair value for Fortegra’s earnings
●

is structured to bypass typical protections for unaffiliated shareholders, such as Maryland’s law for the protection of minority investors or the standard majority of the minority vote that is seen in transactions at controlled companies

Veradace’s opposition to the transaction has been independently confirmed by proxy advisory firms Glass Lewis and Egan-Jones, both of which advised shareholders to vote AGAINST the Proposed Sale. We have received numerous messages from fellow TIPT shareholders regarding their intent to join us in opposing the deal. Even the Company’s Executive Chairman acknowledges that they are struggling to win support, pleading that, “Every vote is important, as a failure to vote will have the same effect as a vote against approval of the Merger Proposal.”

Incomplete Exploration of Strategic Alternatives

In its haste to execute a deal prior to the initiation of Warburg Pincus’ 2027 drag-along rights, the Board instructed its financial advisor to only solicit interest in a sale of Fortegra (rather than consolidated Tiptree) and to exclude financial sponsors from the sale process. As a result, only 19 potential counterparties were contacted, the fewest of all of the precedent transactions cited in the fairness opinion that did not have exigent circumstances. The exclusion of potential private equity counterparties from the sale process is similarly unique. The agreement to a non-solicitation agreement effectively blocked any other party from submitting a proposal because publicly available information does not include the actuarial data that a buyer would need for due diligence.

The Board also prematurely concluded that an IPO of Fortegra was not an available alternative based on prior pulled IPO efforts. This conclusion is both erroneous, failing to take into account Veradace’s multiple offers to backstop an IPO and improve the probability of success, and value destructive: the IPO valuation multiples which we understand the Board deemed insufficient in 2021 and 2024 were above the valuation multiple at which it agreed to sell Fortegra in 2025.

The Proposed Sale Is Not Needed

The Board claims that a transaction is needed because Fortegra requires additional capital for its operations. This claim flies in the face of the forecasted financial information provided in the proxy statement which shows that average stockholders’ equity is expected to rise 120% from 2025 to 2029. In fact, Fortegra is projected to have less need for extraordinary capital raises going forward because its capitalization is expected to increase relative to Q3 2025 capitalization levels.

Even if a transaction were needed and even if there was a legitimate concern about completing that transaction prior to Warburg Pincus’ drag-along rights, there is still more than enough time to re-run the sale process, including private equity sponsors and a wider array of potential counterparties. There is no urgency that would justify accepting this inferior value – the only urgency appears to be management’s desire to secure control over a large pool of capital without delivering value to shareholders.

Rejecting the Transaction Carries Minimal Downside Risk

There appears to be minimal downside risk in rejecting the Proposed Sale, and there is a meaningful likelihood that Tiptree’s shares would rally following a rejection of the Proposed Sale. The ~23% decline in the stock price following the announcement and the Company’s recent trading dynamics suggest that much of the transaction-related uncertainty and dissatisfaction is already reflected in the current share price.

Market data continues to demonstrate Fortegra’s durable earnings power and strong growth trajectory – characteristics that have historically supported a firm equity valuation. Put simply, rejecting this inferior deal does not expose shareholders to meaningful risk, and instead, may unlock near-term upside.

The Proposed Sale Severely Undervalues Fortegra

The proposed sale reflects a material undervaluation relative to Fortegra’s earnings power and return profile. Its implied valuation sits well below the multiples cited for relevant Specialty Insurance & Warranty peers and for more suitable non-reinsurance peers. For example, the median valuation of companies that are comparable to Fortegra is 12.5x 2026 Estimated Non-GAAP Net Income, but the sale values Fortegra at just 8.0x. There is no justification for the Board’s recommendation that shareholders accept an unwarranted haircut to Fortegra’s intrinsic value.

The Transaction Creates No Clear Path to Value and Only Benefits Management

The current deal structure effectively creates a $1 billion blank-check entity from which management can continue to draw excessive compensation. At the same time, neither management nor the Board has committed to return capital to shareholders. There is no capital allocation plan. There is not even a description of the characteristics that management would prioritize as it attempts to redeploy the transaction proceeds. The lack of confidence implied by the current TIPT share price is a direct result of the poor disclosure surrounding Tiptree management’s investment returns, and the fact that only one investment other than Fortegra appears to have generated an annualized investment return of over 10%.

Superior Value-Maximizing Alternatives Exist

A series of still-pending regulatory approvals means consummation of the deal is not imminent – there is a natural window during which the Board can still do what it should have done in the first place: run a comprehensive process to search for the highest value outcome.

The Board should explore all options, including the below:

●	Re-engaging private equity sponsors who signaled interest in a purchase of Tiptree or Fortegra but were blocked from participating due to the non-solicitation agreement.
●	Pursuing a backstopped IPO of Fortegra – which would provide a credible path to transparency, liquidity and value appreciation.
●	Exploring a sale of consolidated Tiptree, rather than an asset sale, which would avoid double taxation and deliver value directly to TIPT shareholders.

It is clear that the Board’s process has failed Tiptree shareholders, and the Proposed Sale would destroy long-term value. For these reasons, we strongly urge all shareholders to vote AGAINST the Proposed Sale at the December 3rd Special Meeting.

Sincerely,

Alex Vezendan
Founder and Chief Investment Officer
Veradace Capital Management LLC
General Partner of Veradace Partners LP

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Veradace Urges Tiptree Shareholders to Vote “AGAINST” the Proposed Sale

Voting “AGAINST” the Proposed Sale Will Protect the Value of Your Investment and Will Push Tiptree to Pursue Superior Alternatives

About Veradace Partners, L.P.

Veradace Partners is a concentrated, long-term, public equity investment partnership that seeks to find high-quality business at reasonable prices. Veradace takes a long-term and constructive approach to working with management teams. Veradace has a track record of working with management teams to create long-term value.

DISCLAIMERS

This is not a solicitation of authority to vote your proxy. Do NOT send us your proxy card. Veradace is not asking for your proxy and will not accept proxy cards if sent. Veradace is not able to vote your proxy, nor does this communication contemplate such an event.

The press release does not constitute an offer, solicitation, or recommendation to sell or an offer to buy securities, investment products, or advisory services. There is no assurance or guarantee with respect to the prices at which any securities of Tiptree will trade, and such securities may not trade at prices that may be implied herein. This press release is being provided for general informational purposes only and does not take into account the specific investment objectives, the financial situations, suitability, or particular need of any specific person(s) who may receive it. This press release is not intended to provide and should not be relied on for any investment, accounting, legal, or tax advice.

The statements contained in this press release reflect the analysis and opinions of Veradace based on information taken from public filings, Company statements, and other data sources believed to be reliable. Veradace has not independently verified such information and does not guarantee its accuracy. None of Veradace, its affiliates, their representatives or any person makes any express or implied representations or warranty as to the reliability, accuracy, or completeness of the information contained or referenced in this press release, or in any written or oral communication transmitted or made available to the recipient. There is no guarantee that any measures proposed herein will be successful or will result in gains for Tiptree or its shareholders.

This press release contains forward-looking statements. Forward-looking statements are statements that are not historical facts and may include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “in our view”, “from our perspective”, “intends”, “estimates”, “plans”, “will be”, “would” and similar expressions. Although Veradace believes that the expectations reflected in forward-looking statements contained herein are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties—many of which are difficult to predict and are generally beyond the control of Veradace, Tiptree or Fortegra —that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. In addition, the foregoing considerations and any other publicly stated risks and uncertainties should be read in conjunction with the risks and cautionary statements discussed or identified in the Tiptree’s public filings with the U.S. Securities and Exchange Commission, including those listed under “Risk Factors” in annual reports on Form 10-K and quarterly reports on Form 10-Q and those related to the Proposed Transaction. The forward-looking statements and other information herein speak only as of the date hereof and, other than as required by applicable law, Veradace does not undertake any obligation to update or revise any forward-looking statements or other information. Certain information included in this material is based on data obtained from sources considered to be reliable. Any analyses provided to assist the recipient of this material in evaluating the matters described herein may be based on subjective assessments and assumptions and may use one among alternative methodologies that produce different results. Accordingly, any analyses should not be viewed as factual and should not be relied upon as an accurate prediction of future results.

Veradace has a long investment position in the company discussed herein and, as such believes that it stands to benefit by actions undertaken by such company that are being advocated herein. Veradace’s investment in Tiptree will increase in value if the trading price of Tiptree’s common stock increases and will decline in value if the trading price of Tiptree’s common stock decreases. Veradace may change its views about or its investment position in Tiptree at any time, for any reason or for no reason. Veradace may buy, sell, or otherwise change the form or substance of its Tiptree investment at any time. Veradace disclaims any obligation to notify the public of any such changes except as required by applicable law. Veradace also undertakes no commitment to take or refrain from taking any action with respect to Tiptree, Fortegra or any other company, except as required by applicable law. In addition, the information contained herein is being publicly disclosed without prejudice and shall not be construed to prejudice any of Veradace’s rights, demands, grounds and/or remedies.

Contacts

For Investors:

Veradace Capital Management
info@veradacecapital.com

For Media:

Longacre Square Partners
veradacecapital@longacresquare.com